Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

We are a holding company incorporated in the Cayman Islands with operations conducted by our Hong Kong subsidiary Globavend HK and Zhiyi.

We are an established emerging e-commerce logistics provider providing end-to-end supply chain solution in Hong Kong, Australia and New Zealand. We provide integrated cross-border logistics services between Hong Kong, Australia and New Zealand, where we provide customers with a one-stop solution, from parcel consolidation to air-freight forwarding, customs clearance, on-carriage parcel transportation and delivery. Our customers are primarily enterprise customers, being e-commerce merchants, or operators of e-commerce platforms, in providing business-to-consumer (B2C) transactions.

MAJOR FACTORS AFFECTING OUR FINANCIAL RESULTS

The directors believe that the following major factors may affect our revenues and results of operations:

Economic conditions in Hong Kong

During the six months ended March 31, 2025 and 2026, a large portion of our revenues was generated in Hong Kong. Accordingly, if Hong Kong experiences any adverse economic, political or regulatory conditions due to events beyond our control, such as local economic downturn, natural disasters, contagious disease outbreaks, terrorist attacks, or if the government adopts regulations that place restrictions or burdens on us or on our industry in general, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Fluctuations in foreign exchange rates

We are a global provider of integrated cross-border logistics services and air freight forwarding services and our functional currency is the Hong Kong dollars. Most of our transactions during the periods presented in this prospectus are denominated in Hong Kong dollars, Australian dollars and New Zealand dollars. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. For the six months ended March 31, 2025 and 2026, we incurred approximately 73.6% and 68.9% of our cost of revenue, respectively, denominated in foreign currencies for customs clearance fees and local courier expenses. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements, but we believe that our exposure from foreign currency fluctuations is unlikely to be material. Foreign currency fluctuations had a negative impact on net income for the six months ended March 31, 2025 and a positive impact on net income for the six months ended March 31, 2026. For the six months ended March 31, 2025 and 2026, there was a foreign exchange loss of $239,574 and foreign exchange gain of $151,568, respectively.

RESULTS OF OPERATIONS

The following table summarizes our unaudited condensed consolidated statements of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Comparison of Six Months Ended March 31, 2025 and 2026

	Six months ended March 31,
	2025	2026
	US$	US$
	(unaudited)	(unaudited)
Revenue
Integrated cross-border logistics services	12,751,847	13,505,109
Air freight forwarding services	971,631	1,313,350
	13,723,478	14,818,459

Cost of revenue
Cost of revenue - third party	4,550,026	5,075,420
Cost of revenue - related party	7,725,902	8,695,611
	12,275,928	13,771,031

Gross profit	1,447,550	1,047,428

General and administrative expenses	658,292	1,417,406
Income (loss) from operation	789,258	(369,978)

Other (expense) income, net
Interest income	11,299	129,226
Interest expense	(550)	(810)
Other (expense) income	(239,574)	247,722
Total other (expense) income, net	(228,825)	376,138
Income before income taxes	560,433	6,160
Income tax expenses	110,177	37,047
Net income (loss)	$450,256	$(30,887)

Revenue

Our total revenue increased by $1,094,981, or approximately 8.0%, from $13,723,478 for the six months ended March 31, 2025, to $14,818,459 for the six months ended March 31, 2026. This increase was driven by higher shipment volumes and continued customer demand across our cross-border logistics network, reflecting continued growth across our service segments.

Our revenue from integrated cross-border logistics services increased by $753,262, or 5.9%, from $12,751,847 for the six months ended March 31, 2025, to $13,505,109 for the six months ended March 31, 2026. The increase in revenue from integrated cross-border logistics services was primarily driven by higher sales volumes, as reflected in the increased average daily number of packages, the increased average daily freight weight, and the increased average daily number of shipments. These operational improvements offset the decrease in average daily revenue per freight weight.

The following table set forth the breakdown of our revenue analysis for integrated cross-border logistics services for the periods indicated:

	Six months ended March 31,
	2025	2026
	(unaudited)	(unaudited)
Average daily number of packages	11,656	13,295
Average daily freight weight (kilogram)	2,276	3,088
Average daily number of shipments	3.39	4.87
Average daily revenue per freight weight	$30.8	$26.4

Our revenue from air freight forwarding services increased by $341,719, or 35.2%, from $971,631 for the six months ended March 31, 2025, to $1,313,350 for the six months ended March 31, 2026. The Company sells cargo spaces obtained from air freight forwarders and air freight carriers under block space agreements to other air freight forwarders by leveraging price differences to earn revenue. Such revenue is recognized upon the completion of the transaction as air freight forwarding service revenue.

The increase in air freight forwarding services revenue for the six months ended March 31, 2026, is primarily due to an greater customer demand for cargo space resale opportunities as increased airline capacity and higher flight frequencies have lowered airfare prices, thereby creating more favorable market conditions for air freight forwarding activities compared to the same period in the prior year and stimulating demand.

Cost of Revenue

The following table set forth the breakdown of our cost of revenue for the periods indicated:

	Six months ended March 31,
	2025	2026
	(unaudited)	(unaudited)
Air freight charges	$3,163,688	$3,617,508
Last mile carriage and alliance costs	8,979,640	10,008,206
Warehouse labor costs	117,333	130,698
Packing costs	15,267	14,619
	$12,275,928	$13,771,031

Our cost of revenue increased by $1,495,103, or 12.2%, from $12,275,928 for the six months ended March 31, 2025, to $13,771,031 for the six months ended March 31, 2026, primarily driven by higher air freight and last mile carriage expenses associated with higher shipment volumes and the growth in revenue from integrated cross-border logistics services.

Our air freight charges increased by $453,820, or 14.3%, from $3,163,688 for the six months ended March 31, 2025, to $3,617,508 for the six months ended March 31, 2026, primarily due to an increase in air freight costs from suppliers and a rise in sales orders.

Our last mile carriage and alliance costs mainly represented courier service charges, customs clearance fees and other alliance service charges. Our last mile carriage and alliance costs increased by $1,028,566, or 11.5%, from $8,979,640 for the six months ended March 31, 2025, to $10,008,206 for the six months ended March 31, 2026, driven by increased sales volume and higher market logistics costs.

Our warehouse labor costs mainly represented salaries and wages of warehouse staff. Our warehouse labor costs increased by $13,365, or 11.4%, from $117,333 for the six months ended March 31, 2025, to $130,698 for the six months ended March 31, 2026, mainly due to an increment in part-time warehouse staff requirements following the increased logistics volume.

Our packing costs mainly represented packing materials, including boxes and labels, for repacking customers’ products. Our packing costs decreased by $648, or 4.2%, from $15,267 for the six months ended March 31, 2025, to $14,619 for the six months ended March 31, 2026, mainly due to the decrease in packaging material costs for the integrated cross-border logistics services.

Gross Profit

Gross profit for the six months ended March 31, 2026, was $1,047,428, representing a decrease of $400,122, or 27.6%, compared to $1,447,550 for the six months ended March 31, 2025. This contraction in profitability was primarily the result of air freight and last-mile carriage cost escalations that outpaced revenue growth. Consequently, the gross profit margin contracted to 7.1% for the six months ended March 31, 2026, down from 10.5% for the six months ended March 31, 2025.

General and Administrative Expenses

The following table set forth the breakdown of our general and administrative expenses for the periods indicated:

	Six months ended March 31,
	2025	2026
	(unaudited)	(unaudited)
Staff costs	$234,530	$290,176
Travel expenses	58,761	226,846
Audit fees	123,006	122,786
Legal and professional fees	119,362	369,068
Insurance expenses	14,497	176,696
Depreciation charge and amortization of right-of-use assets	57,644	65,696
Reversal of expected credit loss	(26,226)	(988)
Donation	-	64,103
Others	76,718	103,023
	$658,292	$1,417,406

Our general and administrative expenses mainly represented staff costs, traveling expenses, audit fees, legal and professional fees, insurance expenses, depreciation charge, amortization of right-of-use assets, allowance for (reversal of) expected credit loss and other administrative expenses. Our general and administrative expenses increased by $759,114, or approximately 115.3%, from $658,292 for the six months ended March 31, 2025, to $1,417,406 for the six months ended March 31, 2026. This increase was primarily attributable to elevated travel expenses, legal and professional fees, and insurance costs incurred during the six months ended March 31, 2026. Furthermore, other miscellaneous administrative expenses for the same period included a one-off charitable donation of $64,103 to support those affected by the fire tragedy to a large residential development in Hong Kong, which contributed to the rise in other administrative expenses for the six months ended March 31, 2026. Management believes these expenditures supported the Company’s corporate development activities and strengthened its operational and governance framework.

Other (expenses) Income, net

Our other (expense) income, net mainly consists of interest income, government grant income, interest expenses and foreign exchange gain/loss. Our net other expense was $228,825 for the six months ended March 31, 2025, as compared to net other income of $376,138 for the six months ended March 31, 2026, primarily due to government grant income, interest income from time deposit and foreign exchange gain.

Our foreign exchange gain was $151,568 for the six months ended March 31, 2026, as compared to a foreign exchange loss of $239,574 for the six months ended March 31, 2025, primarily as a result of net variances in the exchange rate between the Australian dollar and the Hong Kong dollar on Australian dollar-denominated transactions. During the six months ended March 31, 2025 and 2026, the foreign currency fluctuations on the Company are not hedged by any currency borrowings or other hedging instruments.

Income Tax Expense

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and its wholly-owned subsidiary is incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

The Company generated substantially all of its taxable income in the Hong Kong for the six months ended March 31, 2025 and 2026. Accordingly, tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong.

The Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The effective tax rates on income before income taxes for the six months ended March 31, 2025 and 2026 were approximately 19.7% and 601.4%, respectively.

The PRC

The Company’s subsidiary incorporated in the PRC is governed by the income tax laws of the PRC, and the income tax provisions in respect to operations in the PRC are calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. EIT grants preferential tax treatment on certain Small and Micro Enterprises (“SMEs”). Under this preferential tax treatment, SMEs are entitled to a range from 12.5% to 20% of regular income tax. The Company’s PRC subsidiary is a SME.

For the six months ended March 31, 2025 and 2026, the Company had no taxable income generated in the PRC, therefore, there was no income tax provision under the Enterprise Income Tax.

Australia

Australian companies are subject to a corporate income tax rate of 30% on their taxable income, other than those classified as a “base rate company”, which are businesses with revenue of less than A$50 million (US$78 million) that are subject to a reduced corporate income tax rate of 25%. For the six months ended March 31, 2025 and 2026, the Company was not considered a taxable Australian company.

New Zealand

New Zealand companies are subject to a corporate income tax rate of 28% on their taxable income. For the six months ended March 31, 2025 and 2026, the Company was not considered a taxable New Zealand company.

Net Income (loss)

We recorded an operating loss of $369,978, compared with operating income of $789,258 in the corresponding prior-year period, primarily reflecting higher freight costs together with increased legal and professional fees, insurance expenses and other corporate expenditures incurred during the reporting period. These higher operating costs were partially offset by $376,138 of net other income, principally comprising foreign exchange gains, government grant income and increased interest income, resulting in income before income taxes of $6,160, effectively maintaining a near break-even pre-tax position.

Our net income decreased by $481,143, or 106.9%, to net loss of $30,887 for the six months ended March 31, 2026 after income tax expenses, as compared to net income of $450,256 for the six months ended March 31, 2025. The decrease in net income was predominantly due to the combined effect of a decreased gross profit from integrated cross-border logistics services and increased professional fees, travelling expenses, insurance expenses and other administrative expenses during the six months ended March 31, 2026. The reported result primarily reflected elevated operating costs and strategic corporate expenditures incurred during the period, while the underlying business continued to demonstrate positive operating momentum through higher shipment volumes, continued revenue growth and a strong liquidity position.

Liquidity and Capital Resources

For the year ended September 30, 2025, and the six months ended March 31, 2026, we have financed our operations primarily through cash generated from our business operation in previous years and financing activities for the reporting period.

As of March 31, 2026, we have working capital of $9,059,729 as compared to working capital of $8,782,964 as of September 30, 2025. The total current assets remained stable between September 30, 2025 and March 31, 2026. The total current liabilities decreased by $164,667, or 14.0% between September 30, 2025 and March 31, 2026. The decrease in total current liabilities was mainly due to the decrease in other payables and accrued liabilities. The decrease in the total current liabilities while current assets remaining stable demonstrated the Company’s prudent financial management and liquidity position.

We did not experience or identify any material trends or any known demands, commitments, events or uncertainties, in our liquidity, capital resources and results of operations, such as material commitments for capital expenditures and deposit on a short-term basis. Based on our total cash and cash equivalents as of March 31, 2026, we believe that our current cash and cash equivalents will be sufficient to meet our working capital needs in the next 12 months following this report.

In the long run, if we need additional capital in the future to fund our continued operations and our cash requirements exceed the amount of cash and cash equivalents we have on hand at that time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in dilution to our shareholders. The occurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of September 30,	As of March 31,
	2025	2026
		(unaudited)
Current assets
Cash and cash equivalents	$7,505,388	$7,146,898
Accounts receivable, net of credit loss allowance of $23,067 and $19,388	1,004,203	1,237,818
Other receivable, net of credit loss allowance of $Nil and $Nil	362,974	378,076
Amount due from a director	33,094	33,094
Deposits and prepayment	42,646	109,040
Taxes recoverable	84,352	53,424
Deferred costs	374,286	374,286
Contract assets, net of credit loss allowance of $5,839 and $8,530	553,218	739,613
Total current assets	9,960,161	10,072,249

Current liabilities
Accounts payable	745,032	583,030
Accounts payable – related party	-	199,565
Other payables and accrued liabilities	391,868	184,627
Lease liabilities - current	30,818	45,298
Contract liabilities	9,479	-
Total current liabilities	1,177,197	1,012,520
Net current assets	$8,782,964	$9,059,729

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents decreased from $7.5 million as of September 30, 2025, to $7.1 million as of March 31, 2026. The reduction in the balance of cash and cash equivalents was mainly attributable to repayment of other payable and accrued liabilities, compounded by the increase in trade receivables and contract assets during the six months ended March 31, 2026.

Accounts Receivable, net

Our accounts receivable represented receivables from customers of our logistics and air freight forwarding services. Credit periods for customers are normally within 7 to 90 days after customers have received the services provided by the Company.

Our accounts receivable, net increased by $233,615, or 23.3% from $1,004,203 as of September 30, 2025, to $1,237,818 as of March 31, 2026. The increase was mainly attributable to the increase in revenue near the period end.

An impairment analysis is performed at the end of each period. There was an allowance for expected credit loss amounting to $23,067 and $19,388 made as of September 30, 2025 and as of March 31, 2026, respectively.

Deposits and prepayment

Long-term deposits and prepayment consist of trade deposits, deposit paid to a related party for operating lease arrangement and prepaid accounting service fee, which are classified as non-current assets.

Long-term deposits and prepayment decreased slightly by $18,333, or 1.6% from $1,171,410 as of September 30, 2025, to $1,153,077 as of March 31, 2026. This reduction was primarily due to the reclassification of certain amounts to current assets.

Deposits and prepayment consist of prepayment paid to suppliers, utility and other deposits and prepaid accounting service fee, which are classified as current assets.

Deposits and prepayment increased significantly by $66,394 or 155.7% from $42,646 as of September 30, 2025, to $109,040 as of March 31, 2026. This increase was primarily due to the increase in rental deposit and prepaid insurance expenses.

Contract assets

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Upon completion of the performance obligations, which can vary in duration based upon the method of transport, these amounts become classified within accounts receivable.

Contract assets increased by $186,395, or approximately 33.7%, from $553,218 as of September 30, 2025, to $739,613 as of March 31, 2026. The increase was mainly due to more in-transit deliveries that have not yet delivered to the customers near the end of the six months ended March 31, 2026.

An impairment analysis is performed at the end of each period.  There was an allowance for expected credit loss amounting to $5,839 and $8,530 made as of September 30, 2025 and as of March 31, 2026, respectively

Deferred costs

Pursuant to ASC 340-10-S99-1, incremental offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and print related costs, exchange uplisting costs, and road show related costs. In the event the offering is unsuccessful or aborted, the costs will be expensed. The deferred costs remained stable as $374,286 as of September 30, 2025 and March 31, 2026.

Accounts payable

The accounts payable are derived from logistics and air freight service providers. The accounts payable decreased by $162,002, or 21.7% from $745,032 as of September 30, 2025, to $583,030 as of March 31, 2026. The decrease was mainly due to the Company kept better payment management with suppliers for the period ended March 31, 2026.

Accounts payable – related party

Accounts payable – related party amounted to nil and $199,565 as of September 30, 2025 and March 31, 2026, respectively.

Other payables and accrued liabilities

The line item consists of accrued payroll expenses, audit fees, other administrative expenses and accrued offering costs. The balance decreased by $207,241, or 52.9% from $391,868 as of September 30, 2025, to $184,627, as of March 31, 2026. The decrease was mainly due to the decrease in government grant liability, accrued professional fee and audit expenses.

Lease liabilities – current

Our lease liabilities represented the current portion of the operating lease of our Hong Kong office, warehouse and a staff quarter. As of March 31, 2026, the operating lease arrangement of the office and warehouse on 9th floor of Tsuen Wan Industrial Centre was a related party transaction with Mr. Wai Yiu Yau, a director of the Company.

The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR minus 2.5%.

Cash Flow

Our use of cash is primarily related to operating activities, investing activities and financing activities. We have historically financed our operations primarily through our cash flow generated from our operations and the net proceeds from the offering. The following table sets forth a summary of our cash flows information for the periods indicated:

	Six months ended March 31,
	2025	2026
Net cash used in operating activities	$(906,285)	$(658,733)
Net cash used in investing activities	(303,846)	(64,395)
Net cash (used in) provided by financing activities	(171,180)	362,476
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,381,311)	(360,652)
EFFECT OF CHANGES IN EXCHANGE RATES	-	2,162
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,296,462	7,505,388
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$915,151	$7,146,898

Operating Activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of supplier costs and operating expenses.

Net cash used in operating activities was $658,733 for the six months ended March 31, 2026, compared to net cash used in operating activities of $906,285 for the six months ended March 31, 2025, representing an increase of approximately $248,000 in the net cash outflow in operating activities. The increase in net cash used in operating activities was primarily due to the following major working capital changes:

(1)	Change in accounts receivable resulted in a cash outflow of $229,936 for the six months ended March 31, 2026, compared to a cash inflow of $553,302 for the same period of 2025, which led to an approximately $783,000 decrease in net cash inflow in operating activities.

(2)	Change in contract assets resulted in a cash outflow of $189,086 for the six months ended March 31, 2026, compared to a cash inflow of $206,437 for the same period of 2025, which led to an approximately $396,000 decrease in net cash inflow in operating activities.

(3)	Change in accounts payable resulted in a cash outflow of $162,002 for the six months ended March 31, 2026, compared to a cash outflow of $128,241 for the same period of 2025, which led to an approximately $34,000 increase in net cash outflow in operating activities.

(4)	Change in accounts payable – related parties resulted in a cash inflow of $199,565 for the six months ended March 31, 2026, compared to a cash outflow of $1,627,269 for the same period of 2025, which led to an approximately $1,827,000 decrease in net cash outflow in operating activities.

(5)	Change in other payables and accrued abilities resulted in a cash outflow of $207,241 for the six months ended March 31, 2026, compared to a cash outflow of $79,945 for the same period of 2025, which led to an approximately $127,000 increase in net cash outflow in operating activities.

(6)	Net loss of $30,887 in the six months ended March 31, 2026, compared net income of $450,256 to the same period of 2025, which led to an approximately $481,000 decrease in net cash inflow in operating activities.

Investing Activities

For the six months ended March 31, 2026 and 2025, our cash outflow used in investing activities was principally derived from the purchases of fixtures, furniture and equipment, leasehold improvement, motor vehicle and purchase for Office 0914.

Financing Activities

For the six months ended March 31, 2026, our cash used in financing activities was principally derived from net proceeds of $362,476 from Registered direct Offering closed in January 2026, after deducting issuance cost and other offering expenses. For the six months ended March 31, 2025, our cash used in financing activities was principally derived from the payment of offering costs and the net repayment to director.

The Company believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, our cash and cash equivalent will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this report.

Capital Expenditures

For the six months ended March 31, 2026, the Company purchased a motor vehicle of $71,190. For the six months ended March 31, 2025, the Company has paid an additional deposit of $297,436 to a related party for operating lease arrangement.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

Contractual Obligations

The following tables summarized the contractual obligations of the Company as of September 30, 2025:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	30,818	-	-	-	30,818
Total contractual obligation	30,818	-	-	-	30,818

The following tables summarized the contractual obligations of the Company as of March 31, 2026:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	45,298	-	-	-	45,298
Total contractual obligation	45,298	-	-	-	45,298

As of September 30, 2025, we have operating lease commitment with lease liability of $30,818 with a related party.

As of March 31, 2026, we have operating lease commitment with lease liability of $45,298 with a related party.

Critical Accounting Policies and Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in our consolidated financial statements included elsewhere in this prospectus. We have prepared our consolidated financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information and external market information. Actual results may differ from these estimates.

We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because the information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. Despite the fact that the management determines there are no critical accounting estimates, the most significant estimates relate to allowance for credit losses, for which we are required to estimate the collectability of accounts receivable. The estimates were based on a number of factors including historical loss rates and expectations of future conditions, and other factors that may affect our ability to collect from customers.

Quantitative and Qualitative Disclosure About Market Risk

Credit Risk

The Company adopted ASC 326. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable, amounts due from a director and contract assets. The Company has designed their credit policies with an objective to minimize their exposure to credit risk.

Our exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks), accounts receivable, contract assets and amount due from related parties. We consider the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of March 31 2026, the cash balance of $7,146,898, was substantially maintained at financial institutions in Hong Kong and the PRC.

We believe that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located.

Credit risks associated with account receivables and contract assets are typically accounted for by creating an allowance for expected credit losses. Credit risks are mitigated by performing ongoing credit evaluations of customers’ financial condition. We have adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. We estimate the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current risk characteristics.

Foreign Currency Risk

We are a global provider of integrated cross-border logistics services and air freight forwarding services and our functional currency is the Hong Kong dollars. Most of our transactions during the periods presented in this prospectus are denominated in Hong Kong dollars, Australian dollars and New Zealand dollars. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. For the six months ended March 31, 2025 and 2026, we incurred approximately 73.6% and 68.9% of our cost of revenue, respectively, denominated in foreign currencies for customs clearance fees and local courier expenses. We do not use currency exchange contract to reduce the risk of adverse foreign currency movements, but we believe that our exposure from foreign currency fluctuations is unlikely to be material. Foreign currency fluctuations had a negative impact on net income for the six months ended March 31, 2025 and a positive impact on net loss for the six months ended March 31, 2026. For the six months ended March 31, 2025 and 2026, there was a foreign exchange loss of $239,574 and foreign exchange gain of $151,568, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.